================================================================================
As filed with the Securities and Exchange Commission on May 2, 2005
                                                             Reg. No. 333-121913




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________
                               AMENDMENT NO. 2 TO
                                    FORM S-2



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        CONSUMER PORTFOLIO SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  CALIFORNIA                                33-0459135
(State or other jurisdiction of incorporation    (I.R.S. Employer Identification
               or organization)                              Number)

                                                   CHARLES BRADLEY, JR.
                                                 CHIEF EXECUTIVE OFFICER
     16355 LAGUNA CANYON ROAD                     16355 LAGUNA CANYON ROAD
     IRVINE, CALIFORNIA 92618                     IRVINE, CALIFORNIA 92618
         (949) 450-3014                               (949) 450-3014
(Address, including zip code, and            (Name, address, including zip code,
telephone number, including area code,      and telephone number, including area
of registrant's principal executive              code, of agent for service)
           offices)

                                   copies to:

         PATRICK C. SARGENT                        MICHAEL J. KOLAR
          ANDREWS KURTH LLP                OPPENHEIMER WOLFF & DONNELLY LLP
    1717 MAIN STREET, SUITE 3700          45 SOUTH SEVENTH STREET, SUITE 3300
         DALLAS, TEXAS 75201                 MINNEAPOLIS, MINNESOTA 55402
           (214) 659-4400                           (612) 607-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.: [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                  CALCULATION OF REGISTRATION FEE
Title of Each Class of
Securities to Be             Amount to be             Proposed Maximum            Proposed Maximum               Amount of
Registered                   Registered               Offering Price Per Unit     Aggregate Offering Price       Registration Fee(2)
--------------------------   ----------------------   --------------------------  -----------------------------  -------------------
Renewable Unsecured          $  100,000,000                  (1)                    $    100,000,000               $   11,770.00
Subordinated Notes

(1) The Renewable Unsecured Subordinated Notes will be issued in denominations selected by the purchasers in any amount equal to or exceeding $1,000.
--------------------------------------------------------------------------------
(2) Paid to the Commission in connection with the initial filing of this Registration Statement on January 7, 2005.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS                SUBJECT TO COMPLETION; DATED MAY __, 2005


                                  $100,000,000
                        CONSUMER PORTFOLIO SERVICES, INC.

           THREE AND SIX MONTH RENEWABLE UNSECURED SUBORDINATED NOTES

 ONE, TWO, THREE, FOUR, FIVE AND TEN YEAR RENEWABLE UNSECURED SUBORDINATED NOTES
                           ___________________________

         We are offering an aggregate principal amount of up to $100,000,000 of our renewable unsecured subordinated notes. We may offer the notes from time to time with maturities ranging from three months to ten years. However, depending on our capital needs, notes with certain terms may not always be available. We will establish interest rates on the securities offered in this prospectus from time to time in interest rate supplements to this prospectus. The notes are unsecured obligations and your right to payment is subordinated in right of payment to substantially all of our existing and future senior, secured, unsecured and subordinate indebtedness. Upon maturity, your notes will be automatically renewed for the same term as your maturing notes and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we elect not to have your notes renewed or unless you notify us within 15 days after the maturity date for your notes that you want your notes repaid. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity or, if no such rate is specified, the rate of the existing note. The interest rate on your renewed note may differ from the interest rate applicable to your note during the prior term. After giving you thirty days' advance notice, we may redeem all or a portion of your notes for their original principal amount plus accrued and unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline your request or, if we elect to repurchase your notes, we will charge you a penalty of up to three months' interest on notes with three month maturities and up to six months' interest on all other notes. Our obligation to repurchase notes for any reason is limited in any single calendar quarter to the greater of (a) $1 million or (b) 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.

         The notes will be marketed and sold through Sumner Harrington Ltd., which is acting as our selling agent for the notes. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

         THE NOTES ARE NOT CERTIFICATES OF DEPOSIT OR SIMILAR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR INSURED BY, ANY DEPOSITORY INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER GOVERNMENTAL OR PRIVATE FUND OR ENTITY. INVESTING IN THE NOTES INVOLVES RISKS, WHICH ARE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                                      PER NOTE          TOTAL
                                                      --------          -----
         Public offering price                         100.00%         100.00%
         Selling agent commissions                       3.00%           3.00%
         Proceeds to CPS, before expenses               97.00%          97.00%

         The selling agent will not receive the entire 3.0% gross commission on notes with terms of less than three years unless the notes are successively renewed for a total term of three years or more. See "Plan of Distribution" for a description of additional compensation payable to the selling agent and its affiliates in connection with services rendered in offering and selling the notes, serving as the servicing agent and providing and managing the advertising and marketing functions related to the sale of the notes. There will be no underwriting discount.

         Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered.

         We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. Wells Fargo Bank National Association, Minneapolis, Minnesota, will act as trustee for the notes.





The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                             SUMNER HARRINGTON LTD.
                  The date of this Prospectus is May [__], 2005

                                TABLE OF CONTENTS
                                                                          PAGE
                                                                          ----

PROSPECTUS SUMMARY...........................................................1

   CPS.......................................................................1

   The Offering..............................................................2

RISK FACTORS.................................................................6

   Risk Factors Relating to the Notes........................................6

   Risk Factors Relating to CPS.............................................10

FORWARD-LOOKING STATEMENTS..................................................17

RATIOS OF EARNINGS TO FIXED CHARGES.........................................18

USE OF PROCEEDS.............................................................18

CAPITALIZATION..............................................................18

RECENT DEVELOPMENTS.........................................................19

DESCRIPTION OF THE NOTES....................................................20

MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................................31

PLAN OF DISTRIBUTION........................................................33

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...........................36

WHERE YOU CAN FIND MORE INFORMATION.........................................36

LEGAL MATTERS...............................................................37

EXPERTS.....................................................................37

GLOSSARY....................................................................38

                               PROSPECTUS SUMMARY



         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS AND THE OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. CERTAIN INDUSTRY TERMS THAT WE USE ARE DEFINED IN THE GLOSSARY, WHICH BEGINS ON PAGE 38.



                                       CPS

         We are a specialized consumer finance company engaged in purchasing, securitizing and servicing motor vehicle retail installment contracts originated by franchised and select independent automobile dealerships in the United States. We focus our efforts on acquiring contracts that are secured by late model used and, to a lesser extent, new automobiles entered into with purchasers with sub-prime credit. Such purchasers generally have limited credit history, lower than average income or past credit problems, and generally would not be expected to qualify for traditional financing, such as that provided by commercial banks or automobile manufacturers' captive finance companies.

         We started purchasing, originating and servicing motor vehicle contracts in October 1991. Through December 31, 2004, we have purchased approximately $5.4 billion of motor vehicle contracts from dealers.

         In 2002 and 2003, we also obtained a total of approximately $530 million of motor vehicle contracts in our acquisition by merger of MFN Financial Corporation and its subsidiaries in March 2002 and TFC Enterprises, Inc. and its subsidiaries in May 2003. Both of the acquired companies were engaged in businesses similar to ours. MFN ceased to purchase motor vehicle contracts shortly after we acquired it; TFC continues to purchase motor vehicle contracts as our subsidiary. Additionally, in April 2004, we purchased approximately $72.3 million of motor vehicle contracts, gross of discount, then held by SeaWest Financial Corporation and were appointed the servicer of approximately $111.8 million of motor vehicle contracts that SeaWest had previously securitized. CPS reported a loss in the amount of $15.9 million for the year ended December 31, 2004.

         As of December 31, 2004, we had a total servicing portfolio, net of unearned interest on pre-computed installment contracts, of approximately $906.9 million, including the remaining outstanding balance of motor vehicle contracts acquired in the TFC and MFN acquisitions, acquired in the Seawest purchase and serviced under the SeaWest securitizations.

         We purchase motor vehicle contracts with the intention of placing them into securitizations. Securitizations are transactions in which we sell a specified pool of contracts to a special purpose entity of ours, which in turn issues asset-backed securities to fund the purchase of the pool of contracts from us. Depending on the structure of the securitization, the transaction may be properly accounted for as a sale of the contracts or as a secured financing. Since September 2003, we have structured our securitization transactions to be reflected as secured financings for financial accounting purposes.

         We were incorporated in California in 1991. Our principal executive offices are located at 16355 Laguna Canyon Road, Irvine, California 92618, and our telephone number is (949) 753-6800.


                                  THE OFFERING


ISSUER                              Consumer Portfolio Services, Inc.

TRUSTEE                             Wells Fargo Bank, National Association

SELLING AND SERVICING AGENT         Sumner Harrington Ltd.

PAYING AGENT                        Wells Fargo Bank, National Association

SECURITIES OFFERED                  Renewable Unsecured Subordinated Notes. The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us.

METHOD OF PURCHASE                  Prior to your purchase of notes, you will be required to
                                    complete a subscription agreement that will set forth the
                                    principal amount of your purchase, the term of the notes
                                    and certain other information regarding your ownership of
                                    the notes. The form of subscription agreement is filed as
                                    an exhibit to the registration statement of which this
                                    prospectus is a part. As our servicing agent, Sumner
                                    Harrington Ltd. will mail you written confirmation that
                                    your subscription has been accepted.

DENOMINATION                        You may choose the denomination of the notes
                                    you purchase in any principal amount of
                                    $1,000 or more, including odd amounts.

OFFERING PRICE                      100% of the principal amount per note.

RESCISSION RIGHT                    You may rescind your investment within five business days
                                    of the postmark date of your purchase confirmation
                                    without incurring an early redemption penalty. In
                                    addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a
                                    post-effective amendment to the registration statement
                                    of which this prospectus is a part must be filed with the
                                    Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions
                                    set forth in this prospectus. See "Description of the Notes
                                    -- Rescission Right" for additional information.

MATURITY You may generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5 or
                                    10 years; however, depending on our capital requirements, we may not sell notes of all maturities at all times.

INTEREST RATE                       The interest rate of the notes will be established at the
                                    time you purchase them, or at the time of renewal, based
                                    upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed
                                    throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

                                       2

INTEREST PAYMENT DATES              You may choose to receive interest payments monthly,
                                    quarterly, semiannually, annually or at maturity. If you
                                    choose to receive interest payments monthly, you may choose the day on which you will be paid. Subject to our approval, you may change the interest payment schedule or interest
                                    payment date once during each term of your notes.

PRINCIPAL PAYMENT                   We will not pay principal over the  term of the notes.
                                    We are obligated to pay the entire principal balance of the outstanding notes upon maturity.

PAYMENT METHOD                      Principal and interest payments will be made by direct
                                    deposit to the account you designate in your subscription
                                    documents.

RENEWAL OR REDEMPTION AT MATURITY   Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note
                                    portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the
                                    maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would
                                    otherwise be required to make the repayment election at a
                                    time when we have determined that a post-effective
                                    amendment to the registration statement of which this
                                    prospectus is a part must be filed with the Securities and
                                    Exchange Commission, but such post-effective amendment has not yet been declared effective.

                                    If notes with similar terms are not being offered at
                                    the time of renewal, the interest rate upon renewal
                                    will be (a) the rate specified by us on or before the
                                    maturity date or (b) if no such rate is specified,
                                    the rate of your existing notes. The interest rate
                                    being offered upon renewal may, however, differ from
                                    the interest rate applicable to your notes during the
                                    prior term. See "Description of the Notes -- Renewal
                                    or Redemption on Maturity."

OPTIONAL REDEMPTION OR REPURCHASE   After giving you 30 days' prior notice, we may redeem
                                    some or all of your notes at a price equal to their
                                    original principal amount plus accrued but  unpaid interest.

                                    You may request us to repurchase your notes prior to
                                    maturity; however, unless the request is due to your
                                    death or total permanent disability, we may, in our
                                    sole discretion, decline to repurchase your notes,
                                    and will, if we elect to repurchase your notes,
                                    charge you a penalty of up to three months of
                                    interest for notes with a three month maturity and up
                                    to six months of interest for all other notes. The
                                    total principal amount of notes that we will be
                                    required to repurchase prior to maturity, for any
                                    reason in any calendar quarter, will be limited to
                                    the greater of $1 million or 2% of the total
                                    principal amount of all notes outstanding at the end
                                    of the previous quarter.

                                       3

                                    See "Description of Notes -- Redemption or Repurchase Prior
                                    To Stated Maturity."

CONSOLIDATION, MERGER OR SALE       Upon any consolidation, merger or sale of our
                                    company, we will either redeem all of the notes or
                                    our successor will be required to assume our
                                    obligations to pay principal and interest on the
                                    notes pursuant to the indenture for the notes. For a
                                    description of these provisions see "Description of
                                    the Notes - Consolidation, Merger or Sale."

RANKING; NO SECURITY                The notes:

                                    o are unsecured;

                                    o rank junior to our existing and future secured debt, including the debt of our special purpose entities;

                                    o rank junior to our existing and future senior unsecured debt, including debt we may incur under our existing and future credit facilities; and

                                    o rank junior to our existing and future subordinated debt, except for $15 million of outstanding unsecured subordinate debt and offerings of additional renewable unsecured subordinated notes, all of which will rank
                                    PARI PASSU with the notes.


                                    As of December 31, 2004, we had
                                    approximately $660.5 million of debt
                                    outstanding that is senior to the notes, of which $599.3 million was issued by our consolidated special purpose entities.
                                    Including an additional $206.7 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had $867.2 million of debt outstanding that is senior to the notes. See "Capitalization."


RESTRICTIVE COVENANTS               The indenture governing the notes contains limited
                                    restrictive covenants. These covenants:

                                    o require us to maintain a positive net
                                    worth, which includes stockholders' equity and any debt that is subordinated to the notes;

                                    o prohibit us from paying dividends on our capital stock if there is an event of default with respect to the notes or if payment of the dividend would result in an event of default; and

                                    o restrict us from entering into certain transactions with affiliates.

                                    The covenants set forth in the indenture are more fully dscribed under "Description of Notes -- Restrictive covenants." These covenants have significant exceptions. We do not plan to issue any debt that is subordinate to the notes.

                                       4

USE OF PROCEEDS                     If all the notes are sold, with original or aggregate
                                    maturities of three years or more, we would expect to
                                    receive approximately $96.8 million of net proceeds from
                                    this offering after deducting the selling agent's
                                    commissions and estimated offering expenses payable by us.
                                    The exact amount of net proceeds may vary considerably
                                    depending on how long the notes are offered and other
                                    factors. We intend to use the net proceeds to fund the
                                    purchase of motor vehicle contracts and for other general
                                    corporate purposes, which may include the payment of
                                    general and administrative expenses. See "Use of Proceeds."

ABSENCE OF PUBLIC MARKET AND
RESTRICTIONS ON TRANSFERS           There is no existing market for the notes.

                                    Sumner Harrington Ltd. has advised us that it does not
                                    intend to make a market in the notes after the completion
                                    of this offering and we do not anticipate that a secondary market for the notes will develop. We do not intend to
                                    apply for listing of the notes on any securities exchange
                                    or for quotation of the notes in any automated dealer
                                    quotation system, including without limitation Nasdaq or
                                    any over-the-counter market.

                                    You will be able to transfer or pledge the notes only with our prior written consent.
                                    See "Description of the Notes - Transfers."

BOOK ENTRY                          The notes will be issued in book entry
                                    or uncertificated form only. Except under
                                    limited circumstances, the notes will not be
                                    evidenced by certificated securities or
                                    negotiable instruments. See "Description of
                                    the Notes -- Book Entry Registration and
                                    Transfers."

                                  RISK FACTORS

         THE RISKS DESCRIBED BELOW SET FORTH THE MATERIAL RISKS ASSOCIATED WITH THE PURCHASE OF NOTES AND OUR COMPANY. BEFORE YOU INVEST IN THE NOTES, YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, AS WELL AS THE OTHER INFORMATION REGARDING THE NOTES AND THE COMPANY CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                       RISK FACTORS RELATING TO THE NOTES

BECAUSE OF THEIR CHARACTERISTICS, THE NOTES MAY NOT BE A SUITABLE INVESTMENT FOR YOU.

         The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

BECAUSE THE NOTES RANK JUNIOR TO SUBSTANTIALLY ALL OF OUR EXISTING AND FUTURE DEBT AND OTHER FINANCIAL OBLIGATIONS, YOUR NOTES WILL LACK PRIORITY IN PAYMENT.

         Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings (including debt of our special purpose entities). Your notes will be subordinated to the prior payment in full of all of our other debt obligations, other than $15 million of debt issued in 1995, as to which your notes will rank PARI PASSU. As of December 31, 2004, we had approximately $660.5 million of debt outstanding, including indebtedness held by our special purpose entities, which will rank senior to your notes. Including an additional $206.7 million of indebtedness issued by our off-balance sheet special purpose entities, we had $867.2 of debt outstanding that is senior to your notes. We may also incur substantial additional indebtedness in the future that would also rank senior to your notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

BECAUSE THERE WILL BE NO TRADING MARKET FOR THE NOTES AND BECAUSE TRANSFERS OF THE NOTES REQUIRE OUR CONSENT, IT MAY BE DIFFICULT TO SELL YOUR NOTES.

         Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Except in the case of death or total permanent disability, repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties of up to three months interest on notes with three month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See "Description of the Notes."

BECAUSE THE NOTES WILL HAVE NO SINKING FUND, SECURITY, INSURANCE OR GUARANTEE, YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT IN THE NOTES IF WE DO NOT HAVE ENOUGH CASH TO PAY THE NOTES.

         There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit

Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all or part of your investment.

THE NOTES WILL AUTOMATICALLY RENEW UNLESS YOU REQUEST REPAYMENT.

         Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to our approval, which we may generally withhold or deny for any reason, and to repurchase penalties and the limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

BECAUSE WE HAVE SUBSTANTIAL INDEBTEDNESS THAT IS SENIOR TO THE NOTES, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.

         We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. At December 31, 2004, we had approximately $882.2 million of debt outstanding, comprising (in thousands):

------------------------------------- ----------- ---------- ----------
Warehouse lines of credit (1)                        34,279
------------------------------------- ----------- ---------- ----------
Notes payable                                         1,421
------------------------------------- ----------- ---------- ----------
Residual interest financing                          22,204
------------------------------------- ----------- ---------- ----------
Securitization trust debt (1)                       542,815
------------------------------------- ----------- ---------- ----------
Senior secured debt                                  59,829
------------------------------------- ----------- ---------- ----------
Subordinated debt (2)                                15,000
------------------------------------- ----------- ---------- ----------
Total on balance sheet debt                         675,548
------------------------------------- ----------- ----------
Off-balance sheet securitization                               206,651
trust debt (1)(3)
------------------------------------- ----------- ---------- ----------
Total on and off-balance sheet debt                            882,199
------------------------------------- ----------- ---------- ==========

         (1) Debt obligations of our special purpose entities
         (2) Existing debt, issued in 1995, which will rank PARI PASSU with the notes
         (3) Debt obligations of our special purpose entities where the securitization transactions were structured as sales for accounting purposes

         Our debt to net worth ratio at December 31, 2004 was 9.7 (including all debt issued by off-balance sheet special purpose entities our debt to net worth ratio was 12.6 and excluding all securitization trust debt, our debt to net worth ratio was 1.9), and our ratio of earnings to fixed charges, including interest expense on the above-mentioned debt, was 0.52.

         Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

         o increasing our vulnerability to general adverse economic and industry conditions;

         o requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

         o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

         o placing us at a competitive disadvantage compared to our competitors that have less debt; and

         o        limiting our ability to borrow additional funds.

         Although we believe we will generate sufficient free cash flow to service this debt and our obligations under the notes, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

IF WE INCUR SUBSTANTIALLY MORE INDEBTEDNESS THAT IS SENIOR TO YOUR NOTES, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.

         Subject to limitations contained in our credit facility and in the indenture, we may incur substantial additional indebtedness in the future. While the indenture for the notes requires us to maintain a positive net worth, it does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described in this prospectus could intensify.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THE OFFERING.

         We expect to use the proceeds from the offering to fund the purchase of motor vehicle contracts and for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds is required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used. See "Use of Proceeds."

BECAUSE WE ARE SUBJECT TO MANY RESTRICTIONS IN OUR EXISTING CREDIT FACILITIES, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.

         The terms of our existing credit facilities and our securitization trust debt impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. The indenture for the notes also imposes certain limited restrictions on our ability and that of our subsidiaries to take certain actions. Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee. These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:


         o        incurring or guaranteeing additional indebtedness;

         o        making capital expenditures in excess of agreed upon amounts;

         o paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

         o        making investments;

         o creating or permitting liens on our assets or the assets of our subsidiaries;

         o        issuing or selling capital stock of our subsidiaries;

         o        transferring or selling our assets;

         o        engaging in mergers or consolidations;

         o        permitting a change of control of our company;

         o        liquidating, winding up or dissolving our company;

         o changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and

         o engaging in transactions with our affiliates outside the normal course of business.

         These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our existing credit facilities or the indenture or to maintain certain indebtedness ratios would cause a default under one or more of our credit facilities and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities, the indenture or any other debt agreement, will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See "Description of the Notes - Restrictive Covenants."

BECAUSE THERE ARE LIMITED RESTRICTIONS ON OUR ACTIVITIES UNDER THE INDENTURE, YOU WILL HAVE ONLY LIMITED PROTECTIONS UNDER THE INDENTURE.

         In comparison to the restrictive covenants that are imposed on us by our existing credit facilities and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to timely pay principal and interest on the notes. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See "Description of the Notes - Events of Default."


BECAUSE WE MAY REDEEM THE NOTES AT ANY TIME PRIOR TO THEIR MATURITY, YOU MAY BE SUBJECT TO REINVESTMENT RISK.


         We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See "Description of the Notes - Redemption or Repurchase Prior To Stated Maturity."


BECAUSE WE MAY TERMINATE THE DISTRIBUTION AND MANAGEMENT AGREEMENT UPON PRIOR NOTICE TO SUMNER HARRINGTON LTD., YOU SHOULD NOT RELY ON SUMNER HARRINGTON LTD. TO MARKET, SELL AND ADMINISTER THE NOTES.


         The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by us upon prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our company, may take over the functions currently provided by Sumner Harrington Ltd. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for the marketing, sale and administration of the notes.

UNDER CERTAIN CIRCUMSTANCES, YOU MAY BE REQUIRED TO PAY TAXES ON ACCRUED INTEREST ON THE NOTES PRIOR TO RECEIVING A SUFFICIENT AMOUNT OF CASH INTEREST PAYMENTS.


         If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.



                          RISK FACTORS RELATING TO CPS


BECAUSE WE REQUIRE A SUBSTANTIAL AMOUNT OF CASH TO SERVICE OUR DEBT, WE MAY NOT BE ABLE TO PAY THE NOTES.


         To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include, without limitation:

         o the current economic and competitive conditions in the asset-backed securities market;

         o        the current credit quality of our motor vehicle contracts;

         o        the performance of our residual interests;

         o any operating difficulties or pricing pressures we may experience;

         o        our ability to obtain credit enhancement;

         o        our ability to establish and maintain dealer relationships;

         o        the passage of laws or regulations that affect us adversely;

         o        any delays in implementing any strategic projects we may have;

         o        our ability to compete with our competitors; and

         o        our ability to acquire motor vehicle contracts.

         Depending upon the outcome of one or more of these factors, we may not be able to generate sufficient cash flow from operations or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the notes. If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. These alternative strategies may not be feasible at the time, may prove inadequate or could require the prior consent of our senior secured and unsecured lenders.


BECAUSE WE NEED SUBSTANTIAL LIQUIDITY TO OPERATE OUR BUSINESS, WE MAY NOT BE ABLE TO PAY THE NOTES.


         We have historically funded our operations principally through internally generated cash flows, sales of debt and equity securities, including through securitizations and warehouse credit facilities, borrowings from a private equity fund and sales of subordinated notes. However, we may not be able to obtain sufficient funding for our operations through either or a combination of (1) future access to the capital markets for equity or debt issuances, including securitizations or (2) future borrowings or other financings on acceptable terms to us.

         If we are unable to access the capital markets or obtain acceptable financing, our results of operations, financial condition and cash flows would be materially and adversely affected and we may be unable to make payments on the notes. We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

         o        acquire motor vehicle contracts;

         o fund overcollateralization in warehouse facilities and securitizations;

         o        pay securitization fees and expenses;

         o        fund spread accounts in connection with securitizations;

         o satisfy working capital requirements and pay operating expenses; and

         o        pay interest expense.

         Prior to the third quarter of 2003, when we securitized our motor vehicle contracts, we reported a gain on the sale of those contracts. This gain represented a substantial portion of our revenues prior to the third quarter of 2003. However, although we reported this gain at the time of sale, we received the monthly cash payments on those contracts (representing revenue previously recognized) over the life of the motor vehicle contracts, rather than at the time of sale. As a result, a substantial portion of our reported revenues prior to the third quarter of 2003 did not represent immediate cash liquidity. See "Recent Developments".

OUR ABILITY TO PAY THE NOTES WILL DEPEND ON OUR ABILITY TO SECURE AND MAINTAIN CREDIT AND WAREHOUSE FINANCING ON FAVORABLE TERMS.

         We depend on credit and warehouse facilities to finance our purchases of motor vehicle contracts. Our business strategy requires that these credit and warehouse financing sources continue to be available to us from the time of purchase or origination of a motor vehicle contract until its sale through a securitization.

         Our primary source of day-to-day liquidity is our warehouse lines of credit, in which we sell or pledge motor vehicle contracts, as often as once a week, to special-purpose affiliated entities where they are "warehoused" until they are securitized. We depend substantially on two warehouse lines of credit;
(i) a $125 million warehouse line of credit with Paradigm Funding LLC, which was renewed in April 2004 and, unless earlier terminated upon the occurrence of certain events, will expire in May 2005 and (ii) a $100 million warehouse line of credit with UBS Real Estate Securities Inc., which was executed in June 2004 and, unless earlier terminated upon the occurrence of certain events, will expire in June 2007. These warehouse facilities will remain available to us only if, among other things, we comply with certain financial covenants contained in the documents governing these facilities. These warehouse facilities may not be available to us in the future and we may not be able to obtain other credit facilities on favorable terms to fund our operations. See "Recent Developments".

         If we are unable to arrange new warehousing or credit facilities or extend our existing warehouse or credit facilities when they come due, our results of operations, financial condition and cash flows could be materially and adversely affected and we may be unable to make payments on the notes.

OUR ABILITY TO PAY THE NOTES WILL DEPEND ON OUR ABILITY TO SECURITIZE OUR PORTFOLIO OF MOTOR VEHICLE CONTRACTS.

          We are dependent upon our ability to continue to finance pools of motor vehicle contracts in term securitizations in order to generate cash proceeds for new purchases of motor vehicle contracts. We have historically depended on securitizations of motor vehicle contracts to provide permanent financing of those contracts. By "permanent financing" we mean financing that extends to cover the full term of the contracts. By contrast, our warehouse credit facilities permit us to borrow against the value of such receivables only for limited times. There can be no assurance that any securitization transaction will be available on terms acceptable to us, or at all. The timing of any securitization transaction is affected by a number of factors beyond our control, any of which could cause substantial delays, including, without limitation,

         o        market conditions;
         o the approval by all parties of the terms of the securitization;
         o        the availability of credit enhancement on acceptable terms;
                  and
         o our ability to acquire a sufficient number of motor vehicle contracts for securitization.

         Adverse changes in the market for securitized contract pools may result in our inability to securitize contracts and may result in a substantial extension of the period during which our contracts are financed through our warehouse facilities, which would burden our financing capabilities, could require us to curtail our purchase of contracts, and could have a material adverse effect on us and our ability to make payments on the notes.


OUR ABILITY TO PAY THE NOTES WILL DEPEND ON CASH FLOWS FROM OUR RESIDUAL INTERESTS IN OUR SECURITIZATION PROGRAM AND OUR WAREHOUSE CREDIT FACILITIES.


         When we sell or pledge our motor vehicle contracts in securitizations and warehouse credit facilities, we receive cash and a residual interest in the securitized assets. This residual interest represents the right to receive the future cash flows to be generated by the motor vehicle contracts in excess of
(i) the interest and principal paid to investors on the indebtedness issued in connection with the financing (ii) the costs of servicing the contracts and
(iii) certain other costs incurred in connection with completing and maintaining the securitization or warehousing. We sometimes refer to these future cash flows as "excess spread cash flows."

         Under the financial structures we have used to date in our securitizations and warehouse credit facilities, excess spread cash flows that would otherwise be paid to the holder of the residual interest are used to increase overcollateralization or are retained in a spread account within the securitization trusts or the warehouse facility to provide liquidity and credit enhancement for the related securities.

         While the specific terms and mechanics of each spread account vary among transactions, our securitization and warehousing agreements generally provide that we will receive excess spread cash flows only if the amount of overcollateralization and spread account balances have reached specified levels and/or the delinquency, defaults or net losses related to the contracts in the motor vehicle contract pools are below certain predetermined levels. In the event delinquencies, defaults or net losses on contracts exceed these levels, the terms of the securitization or warehouse facility:

         o may require increased credit enhancement, including an increase in the amount required to be on deposit in the spread account, to be accumulated for the particular pool;
         o may restrict the distribution to us of excess spread cash flows associated with other securitized or warehoused pools; and
         o in certain circumstances, may permit affected parties to require the transfer of servicing on some or all if the securitized or warehoused contracts to another servicer.

         We typically retain or sell residual interests or use them as collateral to borrow cash. In any case, the future excess spread cash flow received in respect of the residual interests are integral to the financing of our operations. The amount of cash received from residual interests depends in large part on how well our portfolio of securitized and warehoused motor vehicle contracts performs. If our portfolio of warehoused and securitized motor vehicle contracts has higher delinquency and loss ratios than expected, then the amount of money realized from our retained residual interests, or the amount of money we could obtain from the sale or other financing of our residual interests, would be reduced, which could have an adverse effect on our operations, financial condition and cash flows and our ability to make payments on the notes.


IF WE ARE UNABLE TO OBTAIN CREDIT ENHANCEMENT FOR OUR SECURITIZATION PROGRAM OR OUR WAREHOUSE CREDIT FACILITIES UPON FAVORABLE TERMS, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         In our securitizations, we typically utilize credit enhancement in the form of one or more financial guaranty insurance policies issued by Financial Security Assurance Inc., XL Capital Assurance Inc. or Radian Asset Assurance Inc. Each of these policies unconditionally and irrevocably guarantees certain interest and principal payments on the securities issued in our securitizations. These guarantees enable these securities to achieve the highest credit rating available. This form of credit enhancement reduces the costs of our securitizations relative to alternative forms of credit enhancements currently available to us. None of FSA, XL or Radian is required to insure future securitizations. As we pursue future securitizations, we may not be able to obtain:

         o credit enhancement in any form from FSA, XL or Radian or any other provider of credit enhancement on acceptable terms; or
         o        similar ratings for future securitizations.

         We also rely on a financial guaranty insurance policy issued by XL to reduce our borrowing cost under our warehouse facility with Paradigm. If XL's credit rating is downgraded or if XL withdraws our credit enhancement from the Paradigm warehouse facility, we could be subject to higher interest costs for our future securitizations and higher financing costs during the warehousing period. Higher interest and financing costs could have a material adverse effect on our results of operations, financial condition and cash flows and our ability to make interest payments on, or repay, the notes.


IF OUR PORTFOLIO OF MOTOR VEHICLE CONTRACTS EXPERIENCES HIGHER LEVELS OF DEFAULTS, DELINQUENCIES OR LOSSES THAN WE ANTICIPATE, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         We specialize in the purchase, sale and servicing of contracts to finance automobile purchases by customers with impaired or limited credit histories or "sub-prime" customers, which entail a higher risk of non-performance, higher delinquencies and higher losses than contracts with more creditworthy customers. While we believe that the underwriting criteria and collection methods we employ enable us to control the higher risks inherent in contracts with sub-prime customers, no assurance can be given that such criteria and methods will afford adequate protection against such risks. We have in the past experienced fluctuations in the delinquency and charge-off performance of our contracts. In the event that portfolios of contracts securitized and serviced by us experience greater defaults, higher delinquencies or higher net losses than anticipated, our income could be negatively affected and our ability to make payments on the notes could be impaired. A larger number of defaults than anticipated could also result in adverse changes in the structure of future securitization transactions, such as a requirement of increased cash collateral or other credit enhancement in such transactions.


IF THE ECONOMY OF ALL OR CERTAIN REGIONS OF THE UNITED STATES SLOWS OR ENTERS INTO A RECESSION, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         Our business is directly related to sales of new and used automobiles, which are sensitive to employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, repossessions and losses generally increase during economic slowdowns or recessions. Because of our focus on "sub-prime" customers, the actual rates of delinquencies, repossessions and losses on our motor vehicle contracts could be higher under adverse economic conditions than those experienced in the automobile finance industry in general, particularly in the states of Texas, California, Florida, Louisiana and Pennsylvania, states in which our motor vehicle contracts are geographically concentrated. Any sustained period of economic slowdown or recession could adversely affect our ability to sell or securitize pools of contracts. The timing of any economic changes is uncertain, and weakness in the economy could have an adverse effect on our business and that of the dealers from which we purchase contracts and result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our ability to make payments on the notes.


IF AN INCREASE IN INTEREST RATES RESULTS IN A DECREASE IN OUR CASH FLOW FROM EXCESS SPREAD, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         Our profitability is largely determined by the difference, or "spread," between the effective interest rate received by us on the motor vehicle contracts which we acquire and the interest rates payable under our warehouse credit facilities during the warehousing period and on the securities issued in our securitizations.


         Several factors affect our ability to manage interest rate risk. Specifically, we are subject to interest rate risk during the period between when motor vehicle contracts are purchased from dealers and when such contracts are sold and financed in a securitization. Interest rates on our warehouse credit facilities are adjustable while the interest rates on the contracts are fixed. Therefore, if interest rates increase, the interest we must pay to the lenders under our warehouse credit facilities is likely to increase while the interest realized by us under those warehoused contracts remains the same, and thus, during the warehousing period, the excess spread cash flow received by us would likely decrease. Additionally, contracts warehoused and then securitized during a rising interest rate environment may result in less excess spread cash flow realized by us under those securitizations as, historically, our securitization facilities pay interest to securityholders on a fixed rate basis set at prevailing interest rates at the time of the closing of the securitization, which may be several months after the contracts securitized were originated and entered the warehouse, while our customers pay fixed rates of interest on the contracts. A decrease in excess spread cash flow could adversely affect our earnings and cash flow and our ability to make payments on the notes.

         To mitigate, but not eliminate, the short-term risk relating to interest rates payable by us under the warehouse facilities, we generally hold motor vehicle contracts in the warehouse facilities for less than four months. To mitigate, but not eliminate, the long-term risk relating to interest rates payable by us in securitizations, we have in the past, and intend to continue to, structure some of our securitization transactions to include pre-funding structures, whereby the amount of securities issued exceeds the amount of contracts initially sold into the securitization. In pre-funding, the proceeds from the pre-funded portion are held in an escrow account until we sell the additional contracts into the securitization in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, we effectively lock in our borrowing costs with respect to the contracts we subsequently sell into the securitization. However, we incur an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of contracts and the interest rate paid on the securities outstanding, the amount as to which there can be no assurance. Despite these mitigation strategies, an increase in prevailing interest rates would cause us to receive less excess spread cash flows on motor vehicle contracts, and thus could adversely affect our earnings and cash flows and our ability to make payments on the notes.

IF WE ARE UNABLE TO SUCCESSFULLY COMPETE WITH OUR COMPETITORS, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.

         The automobile financing business is highly competitive. We compete with a number of national, local and regional finance companies. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation and Ford Motor Credit Corporation. Many of our competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than we do, including greater access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to us. Moreover, our future profitability will be directly related to the availability and cost of our capital relative to that of our competitors. Many of these companies also have long-standing relationships with automobile dealers and may provide other financing to dealers, including floor plan financing for the dealers' purchases of automobiles from manufacturers, which we do not offer. There can be no assurance that we will be able to continue to compete successfully and, as a result, we may not be able to purchase contracts from dealers at a price acceptable to us, which could result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our ability to make payments on the notes.

IF OUR DEALERS DO NOT SUBMIT A SUFFICIENT NUMBER OF SUITABLE MOTOR VEHICLE CONTRACTS TO US FOR PURCHASE, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.

         We are dependent upon establishing and maintaining relationships with a large number of unaffiliated automobile dealers to supply us with motor vehicle contracts. During the year ended December 31, 2003, no dealer accounted for more than 1.0% of the contracts we purchased. The agreements we have with dealers to purchase contracts do not require dealers to submit a minimum number of contracts for purchase. The failure of dealers to submit contracts that meet our underwriting criteria could result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our ability to make payments on the notes.


IF A SIGNIFICANT NUMBER OF OUR MOTOR VEHICLE CONTRACTS PREPAY OR EXPERIENCE DEFAULTS, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         If motor vehicle contracts that we purchase or service are prepaid or experience defaults, this could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes. Our results of operations, financial condition, cash flows and liquidity, and consequently our ability to make payments on the notes, depend, to a material extent, on the performance of motor vehicle contracts which we purchase, warehouse and securitize. A portion of the motor vehicle contracts acquired by us will default or prepay. In the event of payment default, the collateral value of the motor vehicle securing a motor vehicle contract will most likely not cover the outstanding principal balance on that contract and the related costs of recovery. We maintain an allowance for credit losses on motor vehicle contracts held on our balance sheet, which reflects our estimates of probable credit losses which can be reasonably estimated for on-balance sheet securitizations and warehoused contracts. If the allowance is inadequate, then we would recognize the losses in excess of the allowance as an expense and our results of operations could be adversely affected. In addition, under the terms of our warehouse facilities with Paradigm and UBS, we are not able to borrow against defaulted motor vehicle contracts.

         Our servicing income can also be adversely affected by prepayment of, or defaults under, motor vehicle contracts in our servicing portfolio. Our contractual servicing revenue is based on a percentage of the outstanding principal balance of the motor vehicle contracts in our servicing portfolio. If motor vehicle contracts are prepaid or charged off, then our servicing revenue will decline while our servicing costs may not decline proportionately.

         The value of our residual interest in the securitized assets in each off-balance sheet securitization reflects our estimate of expected future credit losses and prepayments for the motor vehicle contracts included in that securitization. If actual rates of credit loss or prepayments, or both, on such motor vehicle contracts exceed our estimates, the value of our residual interest and the related cash flow would be impaired. We periodically review our credit loss and prepayment assumptions relative to the performance of the securitized motor vehicle contracts and to market conditions. Our results of operations and liquidity could be adversely affected if actual credit loss or prepayment levels on securitized motor vehicle contracts substantially exceed anticipated levels. Under certain circumstances, we could be required to record an impairment charge through a reduction to interest income.


THE EFFECTS OF TERRORISM AND MILITARY ACTION MAY IMPAIR OUR ABILITY TO PAY THE NOTES.


         The long-term economic impact of the events of September 11, 2001, possible future attacks or other incidents and related military action, or current or future military action by United States forces in Iraq and other regions, could have a material adverse effect on general economic conditions, consumer confidence, and market liquidity. No assurance can be given as to the effect of these events on the performance of the motor vehicle contracts. Any adverse impact resulting from these events could materially affect our results of operations, financial condition and cash flows. In addition, activation of a substantial number of U.S. military reservists or members of the National Guard may significantly increase the proportion of contracts whose interest rates are reduced by the application of the Servicemembers' Civil Relief Act, which provides, generally, that an obligor who is covered by the relief act may not be charged interest on the related contract in excess of 6% annually during the period of the obligor's active duty.


IF WE LOSE SERVICING RIGHTS ON OUR PORTFOLIO OF MOTOR VEHICLE CONTRACTS, OUR ABILITY TO PAY THE NOTES WILL BE IMPAIRED.


         The loss of our servicing rights could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes. Our results of operations, financial condition and cash flows, and our ability to make interest payments on, or repay, the notes, would be materially and adversely affected if any of the following were to occur:

         o the loss of our servicing rights under the sale and servicing agreements for our warehouse facilities with Paradigm Funding and UBS;

         o the loss of our servicing rights under the applicable sale and servicing agreement relating to motor vehicle contracts which we have sold in our securitizations or service on behalf of third parties, including servicing rights acquired from Seawest; or

         o the occurrence of certain trigger events under our insurance agreements with FSA, XL or Radian or with any other credit enhancer in each of our securitizations that would block the release of excess spread cash flows or cash releases from the spread accounts in those securitizations.

         We are entitled to receive servicing fees only while we act as servicer under the applicable sale and servicing agreement for motor vehicle contracts entered into in connection with our warehouse facilities and securitizations and the agreements under which we service motor vehicle contracts in connection with the Seawest securitizations. Under our warehouse facilities and securitizations and the Seawest securitizations, we may be terminated as servicer upon the occurrence of certain events, including:

         o our failure generally to observe and perform covenants and agreements applicable to us;

         o        certain bankruptcy events involving us; or

         o the occurrence of certain events of default under the documents governing the facilities.


IF WE LOSE KEY PERSONNEL, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED


         Our future operating results depend in significant part upon the continued service of our key senior management personnel, none of whom is bound by an employment agreement. Our future operating results also depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, as needed, could materially and adversely affect our results of operations, financial condition and cash flows.


IF WE FAIL TO COMPLY WITH REGULATIONS, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         Failure to materially comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business and our ability to make payments on the notes. Our business is subject to numerous federal and state consumer protection laws and regulations, which, among other things:

         o require us to obtain and maintain certain licenses and qualifications;

         o limit the interest rates, fees and other charges we are allowed to charge;

         o limit or prescribe certain other terms of our motor vehicle contracts;

         o        require specific disclosures;

         o        define our rights to repossess and sell collateral; and

         o maintain safeguards designed to protect the security and confidentiality of customer information.

         We believe that we are in compliance in all material respects with all such laws and regulations, and that such laws and regulations have had no material adverse effect on our ability to operate our business. However, we may be materially and adversely affected if we fail to comply with:

         o        applicable laws and regulations;

         o        changes in existing laws or regulations;

         o        changes in the interpretation of existing laws or regulations;
                  or

         o any additional laws or regulations that may be enacted in the future.


IF WE EXPERIENCE UNFAVORABLE LITIGATION RESULTS, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         Unfavorable outcomes in any of our current or future litigation proceedings could materially and adversely affect our results of operations, financial conditions and cash flows and our ability to make payments on the notes. As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff's class action complaint. We, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. We are also subject to other litigation common to the motor vehicle industry and businesses in general. The damages and penalties claimed by consumers and others in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

         While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes, which, in turn, could affect our ability to make interest payments on, or repay, the notes.


IF WE EXPERIENCE PROBLEMS WITH OUR ACCOUNTING AND COLLECTION SYSTEMS, OUR ABILITY TO PAY THE NOTES MAY BE IMPAIRED.


         Problems with our in-house loan accounting and collection systems could materially and adversely affect our collections and cash flows and our ability to make payments on the notes. Any significant failures or defects with our accounting and collection systems could adversely affect our results of operations, financial conditions and cash flows and our ability to perform our obligations under the notes.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "believes," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," and other statements contained elsewhere in this prospectus.

         These forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual events or results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update these forward-looking statements publicly for any reason. Actual results could differ materially from those anticipated in these forward-looking statements.


         The risk factors discussed above could cause our actual results to differ materially from those expressed in any forward-looking statements.


                                           RATIOS OF EARNINGS TO FIXED CHARGES


                                   1999           2000            2001           2002            2003           2004
                                   ----           ----            ----           ----            ----           ----
   Ratio of earnings to
         fixed charges(1)         -1.54          -0.77            1.02           1.12            1.02           0.52

    Deficiency(2)($000s)         72,163         32,403                                                        15,888

------------------
(1) For purposes of computing our ratios of earnings to fixed charges, we calculated earnings by adding fixed charges to income before income taxes. Fixed charges consist of gross interest expenses and one-third of our rent expense, which is the amount we believe is representative of the interest factor component of our rent expense.

(2) The deficiency is the amount by which the sum of earnings plus fixed charges, as calculated above, fell short of fixed charges. It is thus equal to our pre-tax loss recorded in the years ended December 31, 1999 and 2000, and the year ended December 31, 2004.



                                 USE OF PROCEEDS

         If all of the notes are sold with maturities of three years or more, we would expect to receive approximately $96.8 million of net proceeds from this offering after deducting the selling agent commissions and estimated offering expenses payable by us. Although we have no specific plan to allocate the proceeds, the general purpose of the offering is to raise capital to purchase motor vehicle contracts and for other general corporate purposes, which may include payment of general and administrative expenses.

                                 CAPITALIZATION

         The following table sets forth our capitalization, as of December 31, 2004. For a description of the application of the net proceeds, assuming all of the notes are sold with maturities of two years or more, see "Use of Proceeds" and "Risk Factors - Risk Factors Relating to the Notes - Our Management has Broad Discretion Over the Use of Proceeds."

                                                        As of December 31, 2004
                                                              (in 000's)
                                                         Actual      As adjusted
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued expenses                  $  18,153      $  18,153
Warehouse lines of credit                                 34,279         34,279
Tax liabilities, net                                       2,978          2,978
Notes payable                                              1,421          1,421
Residual interest financing                               22,204         22,204
Securitization trust debt                                542,815        542,815
Senior secured debt                                       59,829         59,829
Subordinated debt                                         15,000        115,000
                                                       ----------     ----------
                                                         696,679        796,679
SHAREHOLDERS' EQUITY
Preferred stock, $1 par value;
   authorized 5,000,000 shares; none issued                   --             --
Series A preferred stock, $1 par value;
   authorized 5,000,000 shares;
   3,415,000 shares issued; none outstanding                  --             --
Common stock, no par value; authorized
   30,000,000 shares; 21,403,409
   shares issued and outstanding at December 31, 2004     66,283         66,283
Retained earnings                                          5,104          5,104
Comprehensive loss - minimum pension benefit
obligation, net                                           (1,017)        (1,017)
Deferred compensation                                       (450)          (450)
                                                       ----------     ----------
Total Shareholders' Equity                                69,920         69,920
                                                       ----------     ----------
Total capitalization                                   $ 766,599      $ 866,599
                                                       ==========     ==========

                               RECENT DEVELOPMENTS

2004 FINANCIAL RESULTS.

         We reported a loss in the amount of $15.9 million for the year ended December 31, 2004, and $12.2 million for the quarter ended that date. Our financial results for the fourth quarter of 2004 included two significant non-cash charges: a $9.1 million impairment loss on our residual interest in our securitizations and a $4.5 million provision for credit losses related to the portfolio of receivables that we purchased from SeaWest Financial Corporation in 2004. Further information concerning our results of operations for 2004 is contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005.

         Certain of our securitization transactions and our warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels and maximum financial losses. In addition, certain of our securitization and non-securitization related debt contains cross-default provisions which would allow certain of our creditors to declare a default if a default were declared under a different facility. As a result of waivers and amendments to these covenants and cross-default provisions throughout 2004 and during the first quarter of 2005, we were in compliance with all such covenants and cross-default provisions as of December 31, 2004 and as of the date of this prospectus. There can be no assurance that we will remain in compliance with any of the covenants and cross-default provisions in our securitization transactions or our warehouse credit facilities (as the same have been and/or may be amended from time to time) or that we will be able to obtain waivers or amendments to any such covenants and cross default provisions from our senior lenders in the future. See "Risk Factors -- Our ability to pay the notes will depend on our ability to secure and maintain credit and warehouse financing on favorable terms."

SHARE REPURCHASE PROGRAM

         We have announced that a new share repurchase program has been authorized. The maximum dollar amount we expect to spend on purchases of our shares is $5 million; no minimum amount is committed. Purchases under such program have not commenced as of the date of this prospectus, and there can be no assurance as to the amount or timing of any such purchases.

AMENDMENT OF PARADIGM FUNDING WAREHOUSE CREDIT FACILITY

         In November 2004, we amended the agreements governing our warehouse credit facility with Paradigm Funding. The principal change was to allow us to borrow against auto receivables originated by our subsidiary, TFC.

                            DESCRIPTION OF THE NOTES


         GENERAL. The renewable unsecured subordinated notes we are offering will represent subordinated, unsecured debt obligations of CPS. We will issue the notes under an indenture between us and Wells Fargo Bank, National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.


         The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior and subordinate debt, and other financial obligations, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See " - Subordination" below.

         The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See " - No Security; No Sinking Fund" below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.

         You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See " - Denomination" and " - Term" below.

         We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See " - Interest Rate" below.

         Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. Our servicing agent will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected by us or our servicing agent, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See " - Book-Entry Registration and Transfer" and " - Rescission Right" below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as "holders" or "registered holders" in this prospectus and in the indenture.

         We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under " - Amendment, Supplement And Waiver" below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

         DENOMINATION. You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

         TERM. We may offer notes with the following terms to maturity:

                    o   three months                   o  three years
                    o   six months                     o  four years
                    o   one year                       o  five years
                    o   two years                      o  ten years


         You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.

         INTEREST RATE. The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.

         The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder's immediate family is at least $25,000, $50,000, $75,000 or $100,000. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder's sibling is also a note holder. An investor must identify his or her immediate family members in the subscription agreement in order to use their notes to determine the interest rate for such investor's notes.

         Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

         o        the desire to attract new investors;

         o        whether the notes exceed certain principal amounts;

         o        whether the notes are being renewed by existing holders; and

         o whether the notes are beneficially owned by persons residing in particular geographic localities.

         COMPUTATION OF INTEREST. We will compute interest on notes on the basis of a calendar year consisting of 365 days. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

         INTEREST PAYMENT DATES. Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See "--Rescission Right" below for additional information on your right to rescind your investment.

         The period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective no later than the first business day following the 45th day after the election change request is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.

         PLACE AND METHOD OF PAYMENT. We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

         SERVICING AGENT. We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington Ltd.'s responsibilities as servicing agent will involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington Ltd. will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington Ltd. will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise certain limited discretion with respect to waiving early repurchase penalties, changing interest payment dates and rejecting subscription agreements. Other duties of Sumner Harrington Ltd. as our servicing agent under the distribution and management agreement are described throughout this section and under "Plan of Distribution."

         As compensation for its services as servicing agent, we will pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average daily principal balance of the notes so long as Sumner Harrington Ltd. is engaged as our servicing agent, subject to certain maximum payment provisions set forth below in "Plan of Distribution." The ongoing fee will be paid monthly. The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington Ltd.'s duties and compensation as selling agent under the same agreement are described under "Plan of Distribution."

         You may contact our servicing agent with any questions about the notes at the following address and telephone number:

                  Sumner Harrington Ltd.
                  11100 Wayzata Boulevard, Suite 170
                  Minneapolis, MN 55305
                  Telephone: (800) 234-5777
                  Fax: (952) 546-5585

         BOOK-ENTRY REGISTRATION AND TRANSFER. The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our servicing agent will maintain the book-entry system.

         The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. Our servicing agent will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.

         Our servicing agent will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

         On each interest payment date, the servicing agent will credit interest due on each account and direct payments to the holders. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

         Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

         o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

         Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

         RESCISSION RIGHT. A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

         In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, our servicing agent will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request to our servicing agent within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

         The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under "- Redemption or Repurchase Prior to Stated Maturity" below do not affect your rescission rights.

         RIGHT TO REJECT SUBSCRIPTIONS. Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

         RENEWAL OR REDEMPTION ON MATURITY. Approximately 15, but not less than 10 days prior to maturity of your note, our servicing agent will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement and, if the prospectus has changed since the delivery of this prospectus in connection with your original subscription or any prior renewal, a current prospectus or prospectus supplement. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus and any prospectus supplement, along with the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus because the prospectus has not changed since the delivery of this prospectus in connection with your original subscription or any prior renewal, we will send you a new prospectus upon your request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

         o You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

         o You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

         o You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

         o If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to our servicing agent.

         The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

         If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note's stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note's stated maturity date. In the event that a holder's regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder's account for 2 to 3 business days. Requests for repayment should be made to our servicing agent in writing.

         We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. In the event that a holder's regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

         REDEMPTION OR REPURCHASE PRIOR TO STATED MATURITY. The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

                  REDEMPTION BY US. We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus but accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

                  REPURCHASE ELECTION UPON DEATH OR TOTAL PERMANENT DISABILITY. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder's total permanent disability, as established to our satisfaction, or at the election of the holder's estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder's death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

                  REPURCHASE AT REQUEST OF HOLDER. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holders' notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to approval, at our sole discretion, and the limitations described below, we will repurchase the holder's note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is the interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the limited discretion of our servicing agent.

                  LIMITATIONS ON REQUIREMENTS TO REPURCHASE. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million of aggregate principal amount for all holders or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder and any notes that we repurchase pursuant to the holders' right to elect repurchase. Repurchase requests will be honored in the order in which they are received, to the extent possible, and any repurchase request not honored in a calendar quarter will be honored in the next calendar quarter, to the extent possible, since repurchases in the next calendar quarter are also subject to the same calendar quarter limitation. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.

                  MODIFICATIONS TO REPURCHASE POLICY. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

         TRANSFERS. The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on the servicing agent's register only as follows:

         o The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or such holder's duly authorized representative on a form to be supplied by our servicing agent.

         o        We must provide our written consent to the proposed transfer.

         o We or our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws.

         o We or our servicing agent may require a signature guarantee in connection with such transfer.

         Upon transfer of a note, our servicing agent will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our servicing agent's records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.

         QUARTERLY STATEMENTS. Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. Our servicing agent may charge such holders a reasonable fee to cover the charges incurred in providing such information.

         SUBORDINATION. The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt, including indebtedness held by our subsidiaries that are special purpose entities. "Senior debt" means all of our secured, unsecured, senior or subordinate indebtedness, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than (i) existing outstanding unsecured subordinated indebtedness in the amount of $15 million, and (ii) any future offerings of additional renewable unsecured subordinated notes, both of which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

         The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of December 31, 2004, we had approximately $660.5 million of debt outstanding that is senior to the notes, of which $599.3 million was issued by our consolidated special purpose entities. Including an additional $206.7 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had $867.2 million of debt outstanding that is senior to the notes.

         Except for certain limited restrictions, the terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See "Risk Factors - Risk Factors Relating to the Notes - You Lack Priority in Payment on the Notes."

         The notes are not guaranteed by any of our subsidiaries, affiliates or control persons. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

         In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

         We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:

         o the default and event of default has been cured or waived or has ceased to exist; or

         o the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of

                  -- the trustee's receipt of a valid waiver of default from the holder of senior debt; or

                  -- the trustee's receipt of a written notice from the holder of senior debt terminating the payment blockage period.

         Provided, however, that if any of the blockage events described above has occurred and 179 days have passed since the trustee's receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

         NO SECURITY; NO SINKING FUND. The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See "Risk Factors - Risk Factors Relating to the Notes - The Notes will have No Sinking Fund, Security, Insurance or Guarantee."

         RESTRICTIVE COVENANTS. The indenture contains certain limited restricted covenants that require us to maintain certain financial standards and restrict us from certain actions as set forth below.

         The indenture provides that, so long as the notes are outstanding:

         o we will maintain a positive net worth, which includes stockholder's equity and any of our debt that is subordinate to the notes;

         o we will not declare or pay any dividends or other payments of cash or other property to our stockholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our stockholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment; and

         o we will not guarantee, endorse or otherwise become liable for any obligations of any of our control persons, or other parties controlled by or under common control with any of our control persons, provided however, that we and our subsidiaries may make investments in and guarantee the obligations of our special purpose entities.

         See "Risk Factors - Risk Factors Relating to the Notes - You Will Have Only Limited Protection Under the Indenture."

         CONSOLIDATION, MERGER OR SALE. The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

         o the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

         o immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

         If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

         EVENTS OF DEFAULT. The indenture provides that each of the following constitutes an event of default:

         o failure to pay interest on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

         o failure to pay principal on a note within 10 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

         o our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 30 days after our receipt of notice;

         o defaults in certain of our other financial obligations that are not cured within 30 days; and

         o        certain events of bankruptcy or insolvency with respect to us.

         If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to
us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in "- Subordination". In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the earlier of:

         o the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

         o        the date of acceleration of any senior debt.

         In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.

         Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest on the notes) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

         The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

         o a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

         o        a waiver that would conflict with any judgment or decree.

         We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

         AMENDMENT, SUPPLEMENT AND WAIVER. Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

         Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

         o reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

         o reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

         o reduces the rate of or changes the time for payment of interest, including default interest, on any note;

         o waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;.

         o makes any note payable in money other than that stated in this prospectus;

         o makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

         o makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;

         o modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

         o makes any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

         o        to cure any ambiguity, defect or inconsistency;

         o to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

         o to provide for additional uncertificated or certificated notes;

         o to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

         o to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

         o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

         THE TRUSTEE. Wells Fargo Bank, National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

         Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

         RESIGNATION OR REMOVAL OF THE TRUSTEE. The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee's ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

         REPORTS TO TRUSTEE. Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

         NO PERSONAL LIABILITY OF OUR OR OUR SERVICING AGENT'S DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No director, officer, employee, incorporator or stockholder of ours or our servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

         SERVICE CHARGES. We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

         ADDITIONAL SECURITIES. We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

         VARIATIONS BY STATE. We may offer different securities and vary the terms and conditions of the offer (including, but not limited to, different interest rates and service charges for all notes) depending upon the state where the purchaser resides.

         INTEREST WITHHOLDING. We will withhold 28% (which rate is scheduled to increase to 31% for payments made after December 31, 2010) of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. Please read "Material Federal Income Tax Consequences - Reporting and Backup Withholding."

         LIQUIDITY. There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

         SATISFACTION AND DISCHARGE OF INDENTURE. The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer's certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

         REPORTS. We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who sends a written request to:

                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618
                         Attention: Corporate Secretary
                                 (949) 753-6800.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is our counsel's opinion of the material federal income tax consequences relating to the ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue

Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion assumes that the notes are held as capital assets and does not discuss the federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. In addition, it does not deal with holders other than original purchasers. You are urged to consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your ownership and disposition of the notes.

INTEREST INCOME ON THE NOTES

         Subject to the discussion below applicable to "non-U.S. holders," interest paid on the notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

         However, a note with a term of one year or less, which we refer to in this discussion as a "short-term note," will be treated as having been issued with original issue discount or "OID" for tax purposes equal to the total payments on the note over its issue price. If you are a cash method holder of a short-term note you are not required to include this OID as income currently unless you elect to do so. Cash method holders who make that election and accrual method holders of short-term notes are generally required to recognize the OID in income currently as it accrues on a straight-line basis unless the holder elects to accrue the OID under a constant yield method. Under a constant yield method, you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

         Cash method holders of short-term notes who do not include OID in income currently will generally be taxed on stated interest at the time it is received and will treat any gain realized on the disposition of a short-term note as ordinary income to the extent of the accrued OID generally reduced by any prior payments of interest. In addition, these cash method holders will be required to defer deductions for certain interest paid on indebtedness related to purchasing or carrying the short-term notes until the OID is included in the holder's income.

         There are also some situations in which a cash basis holder of a note having a term of more than one year may have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note with a term longer than one year that pays interest only at maturity, you generally will be required to include OID accrued during the original term (without regard to renewals) as ordinary gross income as the OID accrues. OID accrues under a constant yield method, as described above.

TREATMENT OF DISPOSITIONS OF NOTES

         Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest (including OID) you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. This capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the note had been held for more than one year or for one year or less.

NON-U.S. HOLDERS

         Generally, if you are a nonresident alien individual or a non-U.S. corporation and do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the notes will be treated as "portfolio interest" and therefore will be exempt from a 30% United States withholding tax. In that case, you will be entitled to receive interest payments on the notes free of United States federal income tax provided that you periodically provide a statement on applicable IRS forms certifying under penalty of perjury that you are not a United States person and provide your name and address. In addition, in that case you will not be subject to United States federal income tax on gain from the disposition of a note unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met. Interest paid and accrued OID paid to a non-U.S. person are not subject to withholding if they are effectively connected with a United States trade or business conducted by that person and we are provided a properly executed IRS Form W-8ECI. They will, however, generally be subject to the regular United States income tax.

REPORTING AND BACKUP WITHHOLDING

         We will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements any information that may be required with respect to interest or OID on the notes.

         Under certain circumstances, as a holder of a note, you may be subject to "backup withholding" at a 28% rate. After December 31, 2010, the backup withholding rate is scheduled to increase to 31%. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-U.S. person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as corporations and tax-exempt organizations, and to certain non-U.S. persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

         This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You are urged to consult your own tax advisor with respect to the specific tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

                              PLAN OF DISTRIBUTION

         Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.

         The selling agent proposes to offer the notes to the public on our behalf on the terms set forth in this prospectus and the prospectus supplements that we file from time to time. The selling agent plans to market the notes directly to the public through newspaper, radio, internet, direct mail and other advertising. In addition, our selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. Upon prior written notice to the selling agent, we may elect to use a different selling agent or perform these duties ourselves. The selling agent's servicing responsibilities are described under "Description of the Notes - Servicing Agent."


         We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities of three years or more, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of less than three years, the gross 3.00% commission will be paid in PRO RATA installments upon the original issuance and each renewal, if any, over the first three years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of less than three years unless the notes are successively renewed for three years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us.

         Under the distribution and management agreement, we have also agreed to pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average principal balance of the notes outstanding for its services as servicing agent. See "Description of the Notes - Servicing Agent." The amount of this fee will depend upon a number of variables, including the pace at which notes are sold, the terms of the notes sold and whether the notes are redeemed or repurchased.

         The distribution and management agreement may be terminated by either us or Sumner Harrington Ltd. upon giving prior notice.

         The selling agent and we have engaged Sumner Harrington Agency, Inc., an advertising and marketing subsidiary of Sumner Harrington Ltd., to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, and other similar activities. Sumner Harrington Agency, Inc. is compensated directly by us or its sub-service providers for these advertising and marketing services. This compensation is consistent with accepted normal advertising and marketing industry standards for similar services.

         The selling agent and its affiliate will only be compensated to the extent that notes are sold in the offering. The table below summarizes the estimated amounts of compensation or reimbursement that we will pay the selling agent and its affiliate for services rendered in offering and selling the notes, serving as the servicing agent, and providing and managing the advertising and marketing functions related to the sale of the notes. In no event will the total commission plus the total cost of the remaining line items exceed 8% of the aggregate principal amount of the notes.


  Compensation and Reimbursement       % of Offering           Amount(1)
  ------------------------------       -------------           ---------


Total commissions                         3.000%            $ 3,000,000(2)
Selling agent's legal counsel fees        0.075%            $    75,000
Document fulfillment expenses             0.100%            $   100,000
Annual portfolio management fee           2.250%            $ 2,250,000
Media placement and management fee        1.000%            $ 1,000,000


--------------
(1) All amounts assume the sale of 100% of aggregate principal amount of notes offered and represent the maximum possible amount payable to the selling agent or its affiliate over the entire term of the offering. If less than 100% of the aggregate principal amount of the notes are sold in the offering, the amounts actually paid to the agent or its affiliate for commissions and annual portfolio management fees will be less. In no event will the compensation paid to the selling agent or its affiliates for commissions and annual portfolio management fees exceed the percentage amounts shown, as applied to the notes actually sold.
(2) Assumes that each note with a term of less than three years is successively renewed for a total of three years.

         The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent's and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.

         The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington Ltd. to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under "Description of the Notes." Any amendment to the distribution and management agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the documents listed below:

         o        Our Annual Report on Form 10-K for the year ended December 31,
                  2004;

         o Our Current Reports on Form 8-K filed with the SEC on March 29, 2005 and April 6, 2005.


         You should rely only on the information we include or incorporate by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement or of any sale of our securities.

                Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes a statement in this prospectus or incorporated by reference in this prospectus:

         o in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus;

         o a statement contained in any accompanying prospectus supplement relating to a specific offering of notes; or

         o a statement contained in any other subsequently filed document that is also incorporated by reference in this prospectus.

         Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any accompanying prospectus supplement, except as modified or superseded. Except as provided by the above mentioned exceptions, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.


         A copy of our above-mentioned Form 10-K and a copy of our latest subsequently filed Form 10-Q are being delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the documents incorporated in this prospectus by reference, other than exhibits to the documents, unless the exhibits are incorporated specifically by reference in the documents. Requests for copies should be directed to:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618
                         Attention: Corporate Secretary
                                 (949) 753-6800

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

         We have also filed a registration statement on Form S-2 under the Securities Act with the SEC with respect to the notes offered by this prospectus. This prospectus has been filed as part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

                                  LEGAL MATTERS

         Certain legal matters in connection with the notes will be passed upon for us by Andrews Kurth LLP, Dallas, Texas. Certain legal matters in connection with the notes will be passed upon for Sumner Harrington Ltd. by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota.

                                     EXPERTS

         The consolidated financial statements of Consumer Portfolio Services, Inc. as of December 31, 2004 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen LLP, independent registered public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Consumer Portfolio Services, Inc. as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accountants, incorporated by reference herein, an upon the authority of said firm as experts in accounting and auditing.

                                    GLOSSARY

         ASSET-BACKED SECURITIES -- Securities that are backed by financial assets, such as automobile contracts and loans.

         CREDIT ENHANCEMENT -- Credit enhancement refers to a mechanism that is intended to protect the holders of the asset-backed securities against losses due to defaults by the obligors under the contracts.

         EXCESS SPREAD CASH FLOWS -- The difference between the cash collected from contracts in a securitization or warehouse credit facility in any period and the sum of (i) the interest and principal paid to investors on the indebtedness issued in connection with the securitization or warehouse credit facility, (ii) the costs of servicing the contracts and (iii) certain other costs incurred in connection with completing and maintaining the securitization or warehousing.

         MOTOR VEHICLE CONTRACT -- A retail installment sales contract or installment loan agreement secured by a new or used automobile, light-duty truck or van.

         OVERCOLLATERALIZATION -- With respect to a securitization or warehouse credit facility, the excess of (a) the aggregate principal balance of the securitized or warehoused pool of motor vehicle contracts over (b) the aggregate outstanding principal amount of the related indebtedness.

         SECURITIZATION OR SECURITIZED -- The process through which contracts and other receivables are accumulated or pooled and sold to a trust which issues securities representing interests in the trust to investors.

         SERVICING PORTFOLIO -- All of the motor vehicle contracts that we own and that we have sold in securitizations and into our warehouse credit facilities and service in connection with the Seawest securitizations and, in each case, continue to service.

         SPECIAL PURPOSE ENTITIES -- Our subsidiaries that were formed for the specific purpose of securitizing our motor vehicle contract receivables and facilitating our warehouse, residual and other financing facilities.

         SPREAD ACCOUNT -- An account required by the credit enhancer of a securitization or warehouse credit facility in order to protect the credit enhancer against credit losses. Generally, excess spread cash flow from the pool of contracts is credited to the account and retained until the account balance reaches a set maximum balance. If the maximum balance set forth under the terms of a particular securitization or warehouse credit facility is attained, the excess spread cash flows and any surplus in the spread account are returned to us, our residual lenders or the purchaser of a residual interest, as the case may be. The maximum balance in a particular securitization may increase or decrease over time, and also may never be attained in any particular securitization or warehouse credit facility. Any remaining spread account balance is released to us, our residual lenders or the purchaser of a residual interest, as the case may be, upon termination of the securitization or warehouse credit facility.

         WAREHOUSING -- A method in which contracts are financed by financial institutions on a short-term basis. In a warehousing arrangement, which we also refer to as a "warehouse credit facility", contracts are accumulated or pooled on a daily or less frequent basis and assigned or pledged as collateral for short-term borrowings until they are financed in a securitization.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below are expenses (other than the selling agent's commissions and expenses) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates and actual expenses may vary considerably from these estimates depending upon how long the notes are offered and other factors:


  Securities and Exchange Commission registration fee              $   11,770
   NASD filing fee                                                      3,500
   Accounting fees and expenses                                        50,000
   Blue Sky fees and expenses                                           1,000
   Legal fees and expenses                                             50,000
   Printing expenses                                                   75,000
   Trustee's fees and expenses                                         15,000
   Selling agent's counsel fees                                        75,000
    Miscellaneous                                                      50,000
                                                                   -----------
    TOTAL                                                          $  331,270
                                                                   ===========





ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subsection (a) Under California law, a California corporation may eliminate or limit the personal liability of a director of the corporation for monetary damages for breach of the director's duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omissions which the director believes to be contrary to the best interests of the corporation or its shareholders or which reflect an absence of good faith on the director's part, the unlawful purchase or redemption of stock, payment of unlawful dividends, and receipt of improper personal benefits. The registrant's Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors, and the registrant's Articles of Incorporation include such provisions.

The registrant's Articles of Incorporation and Bylaws also impose a mandatory obligation upon the registrant to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the registrant.

Under Section 7.02 of the Distribution and Management Agreement filed as Exhibit
1.1 to this Registration Statement, the selling agent has agreed to indemnify, under certain conditions, CPS, its officers and directors, and persons who control CPS within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a)   Exhibits

   EXHIBIT NO.                              DESCRIPTION
---------------    -------------------------------------------------------------
*1.1               Form of Distribution and Management Agreement (Previously
                   filed as Exhibit 1.1 to Amendment No. 1 to Registration
                   Statement No. 333-121913)

*3.1               Restated Articles of Incorporation (Previously filed as
                   Exhibit 3.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*3.2 Amended and Restated Bylaws (Previously filed as Exhibit 3.2 to Amendment No. 1 to Registration Statement No. 333-121913)

*4.1 Form of Indenture (Previously filed as Exhibit 4.1 to Registration Statement No. 333-121913)

*4.2 Form of Notes (Previously filed as Exhibit 24.1 to Registration Statement No. 333-121913)

*4.3 Form of Note Confirmation (Previously filed as Exhibit 4.3 to Amendment No. 1 to Registration Statement No. 333-121913)

*4.4               Form of Subscription Agreement (Previously filed as Exhibit
                   4.4 to Amendment No. 1 to Registration Statement No. 333-121913)

*5.1 Opinion of Andrews Kurth LLP with respect to legality of Notes (Previously filed as Exhibit 5.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*8.1 Opinion of Andrews Kurth LLP with respect to tax matters (Previously filed as Exhibit 8.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.1 Indenture re: Rising Interest Subordinated Redeemable Securities (RISRS) (see Exhibit 4.1 to Registration Statement No. 33-99652)

*10.2 First Supplemental Indenture re: RISRS (see Exhibit 4.2 to Registration Statement No. 33-99652)

*10.5 Third Amended and Restated Securities Purchase Agreement dated as of January 29, 2004, between the registrant and Levine Leichtman Capital Partners II, L.P. (LLCP) (see
                   Exhibit 99.16 to the Schedule 13D filed by LLCP with respect to the registrant on February 3, 2004)

*10.6 Amendment to Agreement filed as Exhibit 10.5, dated as of March 25, 2004 (see Exhibit 99.22 to the Schedule 13D filed by LLCP with respect to the registrant on June 4, 2004)

*10.7 Amendment to Agreement filed as Exhibit 10.5, dated as of April 2, 2004 (see Exhibit 99.23 to the Schedule 13D filed by LLCP with respect to the registrant on June 4, 2004)

*10.8 Amendment to Agreement filed as Exhibit 10.5, dated as of May 28, 2004 (see Exhibit 99.25 to the Schedule 13D filed by
                   LLCP with respect to the registrant on June 4, 2004)

*10.9 Amendment to Agreement filed as Exhibit 10.5, dated as of June 25, 2004 (see Exhibit 99.29 to the Schedule 13D filed by LLCP with respect to the registrant on June 29, 2004)

*10.10 Secured Senior Note due February 28, 2003 issued by the registrant to LLCP (see Exhibit 4.2 to registrant's Form 8-K filed on March 25, 2002)

*10.11 Second Amended and Restated Secured Senior Note due November 30, 2003 issued by the registrant to LLCP (see Exhibit 4.3 to registrant's Form 8-K filed on March 25, 2002)

*10.12 12.00% Senior Secured Note due 2008 issued by the registrant to LLCP (see Exhibit 4.4 to registrant's Form 8-K filed on March 25, 2002)

*10.13 Sale and Servicing Agreement, dated as of March 1, 2002, among the registrant, CPS Auto Receivables Trust 2002-A, CPS Receivables Corp., Systems and Services Technologies, Inc. and Bank One Trust Company, N.A. (see Exhibit 4.5 to registrant's Form 8-K on March 25, 2002)

*10.14 Indenture, dated as of March 1, 2002, between CPS Auto Receivables Trust 2002-A and Bank One Trust Company, N.A. (see Exhibit 4.6 to registrant's Form 8-K on March 25, 2002)

*10.15             Third Amended and Restated Secured Senior Note Due 2005 (see
                   Exhibit 99.17 to Schedule 13D filed by LLCP with respect to the registrant on February 3, 2004)

*10.16 Amended and Restated Secured Senior Note (see Exhibit 99.18 to Schedule 13D filed by LLCP with respect to the registrant on February 3, 2004)

*10.17             11.75% Secured Senior Note Due 2006 (see Exhibit 99.26 to
                   Schedule 13D filed by LLCP with respect to the registrant on June 4, 2004)

*10.18             11.75% Secured Senior Note Due 2006 (see Exhibit 99.30 to
                   Schedule 13D filed by LLCP with respect to the registrant on June 29, 2004)

*10.19 1991 Stock Option Plan (Previously filed as Exhibit 10.19 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.20 1997 Long-Term Incentive Stock Plan, as amended to date (Previously filed as Exhibit 10.20 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.22             Lease Agreement re Chesapeake Collection Facility (see
                   Exhibit 10.11 to registrant's Form 10-K filed March 31, 1997)

*10.23 Lease of Headquarters Building (see Exhibit 10.22 to registrant's Form 10-Q filed November 14, 1997)

*10.26             Warrant to Purchase 1,335,000 Shares of Common Stock (see
                   Exhibit 6 to the Schedule 13D filed by LLCP with respect to the registrant on April 21, 1999)

*10.28             Amendment to Master Spread Account Agreement  (see Exhibit
                   10.32 to registrant's Form 10-K filed March 30, 2000)

**10.29 Second Amended and Restated Sale and Servicing Agreement dated April 13, 2005 by and among CPS Warehouse Trust (CPSWT), CPS, Wells Fargo Bank, National Association (WFBNA) and WestLB AG (WLBAG)

**10.30            Second Amended and Restated Annex A to Agreement filed as
                   Exhibit 10.29

**10.31 Second Amended and Restated Indenture dated as of April 13, 2005 by and among CPSWT, WLBAG and WFBNA

**10.33 Second Amended and Restated Note Purchase Agreement dated April 13, 2005 by and among CPSWT, CPS, Paradigm Funding LLC and WLBAG

*10.35 Sale and Servicing Agreement dated June 30, 2004 by and among Page Funding LLC (PFLLC), CPS and WFBNA (Previously filed as
                   Exhibit 10.35 to Amendment No. 1 to Registration
                   Statement No. 333-121913)

*10.36 Annex A to Agreement filed as Exhibit 10.35 (Previously filed as Exhibit 10.36 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.37 Indenture dated as of June 30, 2004 by and among PFLLC, UBS Real Estate Securities, Inc. (UBSRES) and WFBNA (Previously filed as Exhibit 10.37 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.38 Note Purchase Agreement dated as of June 30, 2004 by and among PFLLC, UBSRES and WFBNA (Previously filed as Exhibit
                   10.38 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.39 Variable Funding Note dated June 30, 2004 by PFLLC (Previously filed as Exhibit 10.39 to Amendment No. 1 to Registration Statement No. 333-121913)

*16.1 Letter of KPMG LLP to the Securities and Exchange Commission pursuant to Item 304(a)(3) of Regulation S-K (previously filed as Exhibit 16.1 to registrant's Form 8-K dated November 15, 2004)

*21.1              Subsidiaries of the Registrant  (Previously filed as Exhibit
                   21.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*23.1              Consent of Andrews Kurth LLP (included in Exhibits 5.1 and
                   8.1)

**23.2             Consent of McGladrey & Pullen LLP

**23.3             Consent of KPMG LLP

*24.1 Power of Attorney (Previously filed as Exhibit 24.1 to Registration Statement No. 333-121913)

*25.1              Statement of Eligibility of Trustee (Previously filed as
                   Exhibit 25.1 to Registration Statement No. 333-121913)


--------------------
* Previously filed with this registration statement, or incorporated by reference to the specified filing.
**       Filed herewith.


ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:


    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, an increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         The undersigned registrant undertakes that it will:

         (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, State of California, on May 2, 2005.


           Consumer Portfolio Services, Inc.

           By:    /s/ Charles E. Bradley, Jr.
                  ----------------------------------------------
                  Charles E. Bradley, Jr.
                  President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated below.

              SIGNATURE                             TITLE                          DATE
              ---------                             -----                          ----

/s/ Charles E. Bradley, Jr.          Chairman of the Board of Directors,        May 2, 2005
---------------------------------    President, and Chief Executive
Charles E. Bradley, Jr.              Officer (Principal Executive Officer)


/s/ Robert E. Riedl                  Chief Financial Officer                    May 2, 2005
---------------------------------    (Principal Financial and Accounting
Robert E. Riedl                      Officer)


/s/ E. Bruce Fredrikson *            Director                                   May 2, 2005
---------------------------------
E. Bruce Fredrikson


/s/ John E. McConnaughy *            Director                                   May 2, 2005
---------------------------------
John E. McConnaughy


/s/ John G. Poole *                  Director                                   May 2, 2005
---------------------------------
John G. Poole


/s/ William B. Roberts *             Director                                   May 2, 2005
---------------------------------
William B. Roberts


/s/ John C. Warner *                 Director                                   May 2, 2005
---------------------------------
John C. Warner


/s/ Daniel S. Wood *                 Director                                   May 2, 2005
---------------------------------
Daniel S. Wood


* by Charles E. Bradley, Jr., as attorney-in-fact

                                INDEX TO EXHIBITS



   EXHIBIT NO.                              DESCRIPTION
---------------    -------------------------------------------------------------
*1.1               Form of Distribution and Management Agreement (Previously
                   filed as Exhibit 1.1 to Amendment No. 1 to Registration
                   Statement No. 333-121913)

*3.1               Restated Articles of Incorporation (Previously filed as
                   Exhibit 3.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*3.2 Amended and Restated Bylaws (Previously filed as Exhibit 3.2 to Amendment No. 1 to Registration Statement No. 333-121913)

*4.1 Form of Indenture (Previously filed as Exhibit 4.1 to Registration Statement No. 333-121913)

*4.2 Form of Notes (Previously filed as Exhibit 24.1 to Registration Statement No. 333-121913)

*4.3 Form of Note Confirmation (Previously filed as Exhibit 4.3 to Amendment No. 1 to Registration Statement No. 333-121913)

*4.4               Form of Subscription Agreement (Previously filed as Exhibit
                   4.4 to Amendment No. 1 to Registration Statement No. 333-121913)

*5.1 Opinion of Andrews Kurth LLP with respect to legality of Notes (Previously filed as Exhibit 5.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*8.1 Opinion of Andrews Kurth LLP with respect to tax matters (Previously filed as Exhibit 8.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.1 Indenture re: Rising Interest Subordinated Redeemable Securities (RISRS) (see Exhibit 4.1 to Registration Statement No. 33-99652)

*10.2 First Supplemental Indenture re: RISRS (see Exhibit 4.2 to Registration Statement No. 33-99652)

*10.5 Third Amended and Restated Securities Purchase Agreement dated as of January 29, 2004, between the registrant and Levine Leichtman Capital Partners II, L.P. (LLCP) (see
                   Exhibit 99.16 to the Schedule 13D filed by LLCP with respect to the registrant on February 3, 2004)

*10.6 Amendment to Agreement filed as Exhibit 10.5, dated as of March 25, 2004 (see Exhibit 99.22 to the Schedule 13D filed by LLCP with respect to the registrant on June 4, 2004)

*10.7 Amendment to Agreement filed as Exhibit 10.5, dated as of April 2, 2004 (see Exhibit 99.23 to the Schedule 13D filed by LLCP with respect to the registrant on June 4, 2004)

*10.8 Amendment to Agreement filed as Exhibit 10.5, dated as of May 28, 2004 (see Exhibit 99.25 to the Schedule 13D filed by
                   LLCP with respect to the registrant on June 4, 2004)

*10.9 Amendment to Agreement filed as Exhibit 10.5, dated as of June 25, 2004 (see Exhibit 99.29 to the Schedule 13D filed by LLCP with respect to the registrant on June 29, 2004)

*10.10 Secured Senior Note due February 28, 2003 issued by the registrant to LLCP (see Exhibit 4.2 to registrant's Form 8-K filed on March 25, 2002)

*10.11 Second Amended and Restated Secured Senior Note due November 30, 2003 issued by the registrant to LLCP (see Exhibit 4.3 to registrant's Form 8-K filed on March 25, 2002)

*10.12 12.00% Senior Secured Note due 2008 issued by the registrant to LLCP (see Exhibit 4.4 to registrant's Form 8-K filed on March 25, 2002)

*10.13 Sale and Servicing Agreement, dated as of March 1, 2002, among the registrant, CPS Auto Receivables Trust 2002-A, CPS Receivables Corp., Systems and Services Technologies, Inc. and Bank One Trust Company, N.A. (see Exhibit 4.5 to registrant's Form 8-K on March 25, 2002)

*10.14 Indenture, dated as of March 1, 2002, between CPS Auto Receivables Trust 2002-A and Bank One Trust Company, N.A. (see Exhibit 4.6 to registrant's Form 8-K on March 25, 2002)

*10.15             Third Amended and Restated Secured Senior Note Due 2005 (see
                   Exhibit 99.17 to Schedule 13D filed by LLCP with respect to the registrant on February 3, 2004)

*10.16 Amended and Restated Secured Senior Note (see Exhibit 99.18 to Schedule 13D filed by LLCP with respect to the registrant on February 3, 2004)

*10.17             11.75% Secured Senior Note Due 2006 (see Exhibit 99.26 to
                   Schedule 13D filed by LLCP with respect to the registrant on June 4, 2004)

*10.18             11.75% Secured Senior Note Due 2006 (see Exhibit 99.30 to
                   Schedule 13D filed by LLCP with respect to the registrant on June 29, 2004)

*10.19 1991 Stock Option Plan (Previously filed as Exhibit 10.19 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.20 1997 Long-Term Incentive Stock Plan, as amended to date (Previously filed as Exhibit 10.20 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.22             Lease Agreement re Chesapeake Collection Facility (see
                   Exhibit 10.11 to registrant's Form 10-K filed March 31, 1997)

*10.23 Lease of Headquarters Building (see Exhibit 10.22 to registrant's Form 10-Q filed November 14, 1997)

*10.26             Warrant to Purchase 1,335,000 Shares of Common Stock (see
                   Exhibit 6 to the Schedule 13D filed by LLCP with respect to the registrant on April 21, 1999)

*10.28             Amendment to Master Spread Account Agreement  (see Exhibit
                   10.32 to registrant's Form 10-K filed March 30, 2000)

**10.29 Second Amended and Restated Sale and Servicing Agreement dated April 13, 2005 by and among CPS Warehouse Trust (CPSWT), CPS, Wells Fargo Bank, National Association (WFBNA) and WestLB AG (WLBAG)

**10.30            Second Amended and Restated Annex A to Agreement filed as
                   Exhibit 10.29

**10.31 Second Amended and Restated Indenture dated as of April 13, 2005 by and among CPSWT, WLBAG and WFBNA

**10.33 Second Amended and Restated Note Purchase Agreement dated April 13, 2005 by and among CPSWT, CPS, Paradigm Funding LLC and WLBAG

*10.35 Sale and Servicing Agreement dated June 30, 2004 by and among Page Funding LLC (PFLLC), CPS and WFBNA (Previously filed as
                   Exhibit 10.35 to Amendment No. 1 to Registration
                   Statement No. 333-121913)

*10.36 Annex A to Agreement filed as Exhibit 10.35 (Previously filed as Exhibit 10.36 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.37 Indenture dated as of June 30, 2004 by and among PFLLC, UBS Real Estate Securities, Inc. (UBSRES) and WFBNA (Previously filed as Exhibit 10.37 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.38 Note Purchase Agreement dated as of June 30, 2004 by and among PFLLC, UBSRES and WFBNA (Previously filed as Exhibit
                   10.38 to Amendment No. 1 to Registration Statement No. 333-121913)

*10.39 Variable Funding Note dated June 30, 2004 by PFLLC (Previously filed as Exhibit 10.39 to Amendment No. 1 to Registration Statement No. 333-121913)

*16.1 Letter of KPMG LLP to the Securities and Exchange Commission pursuant to Item 304(a)(3) of Regulation S-K (previously filed as Exhibit 16.1 to registrant's Form 8-K dated November 15, 2004)

*21.1              Subsidiaries of the Registrant  (Previously filed as Exhibit
                   21.1 to Amendment No. 1 to Registration Statement No. 333-121913)

*23.1              Consent of Andrews Kurth LLP (included in Exhibits 5.1 and
                   8.1)

**23.2             Consent of McGladrey & Pullen LLP

**23.3             Consent of KPMG LLP

*24.1 Power of Attorney (Previously filed as Exhibit 24.1 to Registration Statement No. 333-121913)

*25.1              Statement of Eligibility of Trustee (Previously filed as
                   Exhibit 25.1 to Registration Statement No. 333-121913)


--------------------
* Previously filed with this registration statement, or incorporated by reference to the specified filing.
**       Filed herewith.